Public Exhibit 99.2 ASML reports €2.4 billion net sales at 45.1% gross margin in Q1 Strong order intake and currently no change in demand ASML refrains from guidance due to increased uncertainty in current environment ASML 2020 First-Quarter Veldhoven, the Netherlands April 15, 2020

Public Slide 2 April 15, 2020 Agenda • Investor key messages • Business summary • Outlook • Financial statements

Public Slide 3 April 15, 2020 Investor key messages

Public Investor key messages Slide 4 April 15, 2020 • Long term growth opportunity remains, driven by end markets growth enabled by major innovation in semiconductors • Shrink is a key industry driver supporting innovation and providing long term industry growth • Holistic Lithography enables affordable shrink and therefore delivers compelling value for our customers • DUV, EUV and Application products are highly differentiated solutions that provide unique value drivers for our customers and ASML • EUV will enable continuation of Moore’s Law and will drive long term value for ASML well into this decade • In November 2018 ASML modeled an annual revenue opportunity of €13 billion in 2020 under a moderate market scenario and an annual revenue opportunity between €15 – 24 billion through 2025 • We expect to continue to return significant amounts of cash to our shareholders through a combination of share buybacks and growing annualized dividends

Public Slide 5 April 15, 2020 Business summary

Public Q1 results summary Slide 6 April 15, 2020 • Net sales of €2,441 million, net systems sales of €1,584 million, Installed Base Management* sales of €857 million • Gross margin of 45.1% • Operating margin of 17.5% • Net income as a percentage of net sales of 16.0% • Net bookings of €3,085 million, including €1,540 million of EUV systems (11) * Installed Base Management equals our service and field upgrades sales

Public Net system sales breakdown (Quarterly) Slide 7 April 15, 2020 Q1’20 total sales €1,584 million Q4’19 total sales €3,130 million

Public Total net sales € million by End-use Slide 8 April 15, 2020 Installed Base Management Logic Memory As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers 2016 - 2017 presented above have not been adjusted to reflect these changes in accounting policy.

Public Litho systems bookings activity by End-use Slide 9 April 15, 2020 Lithography systems Q1’20 total value New Used €3,085 million Units 72 1 Lithography systems New Used Q4’19 total value Units 57 3 €2,402 million Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

Public Capital return to shareholders Slide 10 April 15, 2020 • € 507 million worth of shares has been repurchased in Q1 and no share buyback transactions will be executed in Q2 2020 • Intention to declare a total dividend for 2019 of €2.40 per ordinary share, consisting of: ◦ interim dividend of €1.05 per ordinary share paid in November 2019 ◦ final dividend payment of €1.35 per ordinary share, as proposed to the 2020 AGM Proposed dividend Dividend proposed Dividend paid Dividend paid Share buyback interim + proposed The dividend for a year is paid in the subsequent year, except interim Capital return is cumulative share buyback + dividend

Public Slide 11 April 15, 2020 Outlook

Public Q2 Outlook Slide 12 April 15, 2020 • For this quarter ASML refrains from guidance due to the increased uncertainty in current environment

Public Slide 13 April 15, 2020 Financial statements

Public Consolidated statements of operations € million Slide 14 Quarter on Quarter April 15, 2020 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Net sales 2,229 2,568 2,987 4,036 2,441 Gross profit 928 1,105 1,307 1,940 1,101 Gross margin % 41.6 43.0 43.7 48.1 45.1 R&D costs (473) (487) (493) (516) (544) SG&A costs (121) (123) (129) (148) (130) Income from operations 334 495 685 1,277 427 Operating income as a % of net sales 15.0 19.2 23.0 31.6 17.5 Net income 355 476 627 1,134 391 Net income as a % of net sales 15.9 18.5 21.0 28.1 16.0 Earnings per share (basic) € 0.84 1.13 1.49 2.70 0.93 Earnings per share (diluted) € 0.84 1.13 1.49 2.69 0.93 Lithography systems sold (units) 1 48 48 57 76 57 Net booking value 2 1,399 2,828 5,111 2,402 3,085 1 Lithography systems do not include metrology and inspection systems. 2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). Our Q3 2019 systems net bookings include 1 DUV system shipped in Q3 2019, shipped to collaborative Research Center (Imec). This system is not recognized in revenue These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated statements of cash flows € million Slide 15 Quarter on Quarter April 15, 2020 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Cash and cash equivalents, beginning of period 3,121 2,253 1,661 1,586 3,532 Net cash provided by (used in) operating activities (481) 100 69 3,588 (606) Net cash provided by (used in) investing activities (342) 208 (7) (1,017) (444) Net cash provided by (used in) financing activities (48) (896) (142) (626) 240 Effect of changes in exchange rates on cash 3 (4) 5 1 2 Net increase (decrease) in cash and cash equivalents (868) (592) (75) 1,946 (809) Cash and cash equivalents, end of period 2,253 1,661 1,586 3,532 2,724 Short-term investments 1,022 673 484 1,186 1,388 Cash and cash equivalents and short-term investments 3,275 2,335 2,070 4,718 4,112 Purchases of property, plant and equipment and intangible assets (233) (141) (197) (315) (242) Free cash flow 1 (714) (41) (128) 3,273 (848) 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated balance sheets € million Slide 16 Quarter on Quarter April 15, 2020 Assets Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Cash & cash equivalents and short-term investments 3,275 2,335 2,070 4,718 4,112 Net accounts receivable and finance receivables 2,523 2,664 3,274 2,773 2,857 Contract assets 104 190 288 231 292 Inventories, net 3,765 3,914 3,895 3,809 4,345 Other assets 1,637 1,771 1,767 1,673 1,808 Tax assets 654 647 649 624 1,011 Equity method investments 934 950 969 833 865 Goodwill 4,541 4,541 4,541 4,541 4,541 Other intangible assets 1,158 1,141 1,123 1,105 1,083 Property, plant and equipment 1,622 1,670 1,818 1,999 2,047 Right-of-use assets 148 211 305 324 317 Total assets 20,361 20,034 20,699 22,630 23,278 Liabilities and shareholders' equity Current liabilities 3,721 3,693 3,712 4,694 4,677 Non-current liabilities 4,674 4,796 4,916 5,344 6,076 Shareholders' equity 11,966 11,545 12,071 12,592 12,525 Total liabilities and shareholders' equity 20,361 20,034 20,699 22,630 23,278 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Forward looking statements Slide 17 April 15, 2020 This document contains statements that are forward-looking, including statements with respect to expected trends, bookings, annual revenue opportunity in 2020 and through 2025 and long term growth opportunity, expected trends in end markets, expected technology industry and business environment trends, including the expected impact of the Covid-19 pandemic on ASML, expected revenue recognition of systems in Q2/Q3, demand outlook, shrink being a key industry driver supporting innovation and providing long-term industry growth, the expected continuation of Moore’s law and the expectation that EUV will enable continuation of Moore’s law and drive long term value for ASML well into this decade, and statements with respect to plans regarding dividends and share buybacks, including the dividend proposal in respect of 2019, the 2020-2022 share buyback program, including the plan to not make purchases in Q1 and the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing annualized dividends. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, risks related to the Covid-19 virus on the global economy and financial markets, as well as on ASML and its customers and suppliers, the impact on ASML’s and its customers’ and suppliers’ operations and other risks relating to the Covid-19 virus and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to supply its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission.These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.